NO ACT

PE 12-23-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005689

February 3, 2011

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-11

Re: Baxter International Inc.
Incoming letter dated December 23, 2010

Dear Ms. Shinn:

This is in response to your letter dated December 23, 2010 concerning the shareholder proposal submitted to Baxter by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 23, 2010

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Baxter will provide shareholders at Baxter's 2011 Annual Meeting with an opportunity to approve an amendment to Baxter's Amended and Restated Certificate of Incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

December 23, 2010

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am Associate General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Annual Meeting").

Pursuant to Rule 14a-8(j), we have (1) filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission and (2) concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is captioned "Elect Each Director Annually" and requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year." A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Over the years, the Staff's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) ("1983 Release"); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the shareholder proponent. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing



exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications that did not substantially change the meaning of the proponent's proposal).

B. Actions By The Company Have "Substantially Implemented" The Proposal

At the 2011 Annual Meeting, the Company's Board of Directors (the "Board") will recommend to the Company's shareholders that they approve an amendment to Article Sixth of the Company's Amended and Restated Certificate of Incorporation (the "Charter") that, if approved, will declassify the Board (the "Amendment"). The Amendment would implement annual elections of directors within a one-year period, so that all of the directors would be elected annually to one-year terms beginning in 2012. The Amendment implements the essential objective of the Proposal to require that the Company's directors be elected annually to one-year terms.

The Staff repeatedly has concluded that board action directing the submission of a declassification amendment for shareholder approval substantially implements a declassification shareholder proposal and has permitted such shareholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval).

Moreover, the Staff has consistently concurred in the exclusion of declassification proposals under Rule 14a-8(i)(10) even where the proposals requested declassification within one year and the company acted to phase-in annual elections over a period of years. *See AmerisourceBergen Corp.* (avail. Nov. 15, 2010), *Textron Inc.* (avail. Jan. 21, 2010) and *Del Monte Foods Co.* (avail. June 3, 2009). In contrast to these situations, the Board intends to recommend the Amendment for shareholder approval, which, if approved, would have the effect of implementing the Proposal within the requested time period, rather than phasing in declassification over a period longer than that requested by the Proponent. Thus, the Proposal should be excluded on the basis of Rule 14a-8(i)(10) as being substantially implemented and the case for such exclusion is significantly stronger in the present situation than under the facts of *AmerisourceBergen Corp.*, *Textron Inc.* and *Del Monte Foods Co.*, where the Staff in any event concurred with the exclusion of the relevant shareholder proposal.

The essential objective of the Proposal, like the above-cited proposals, is declassification of the Board. Because the Amendment would have the effect of implementing declassification within the period requested by the Proponent, the Board's determination to submit the Amendment for shareholder approval substantially implements the Proposal's objective. Even if the Company had elected to phase in declassification of the Board over a three-year period, such action would have substantially implemented the Proposal's objective under Staff precedent.



Accordingly, based on Staff precedent, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (847) 948-2292 or by email at stephanie_shinn@baxter.com.

Sincerely,

Stephanie SC

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

Cc: John Chevedden

Baxter

Exhibit A

THE PROPOSAL

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert L. Parkinson
Chairman of the Board
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield IL 60015

Dear Mr. Parkinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 8, 2010
Date

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>
Corporate Secretary
T: 847 948-2000
F: 847 948-3642
F: 847-948-2450

[BAX: Rule 14a-8 Proposal, November 8, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would have one year-terms promptly and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $14 million for CEO Robert Parkinson. Mr. Parkinson's pension benefits were artificially increased with four additional years of service beyond his actual service. Such practices were not reflective of executive pay that was well-aligned with shareholder interests. Only 46% of CEO pay was incentive based.

The Corporate Library said there were discretionary elements to our annual incentive awards, which diminished its objective elements. Our Executive Pay Committee dubiously increased long-term equity grants in 2009 "to reflect the Committee's expectations of such officer's future contributions to the company."

Performance share units were based on only three-year performance periods compounded by payout for sub-median Total Shareholder Return performance. Mr. Parkinson's change in pension value and non-qualified deferred pay was $2.5 Million in 2009, or nearly double his base salary.

Thomas Stallkamp was designated a "Flagged (Problem) Director" due to his Kmart directorship immediately preceding Kmart bankruptcy. Nonetheless Mr. Stallkamp was invited to serve on our Audit and Executive Pay Committees.

Our board was the only significant directorship for six directors. This could indicate a significant lack of current transferable director experience for nearly half of our directors.

We gave 75%-support to a 2010 shareholder proposal calling for simple majority voting. And we had no shareholder right to other shareholder value enhancing provisions such as to call a special shareholder meeting, to act by written consent, or an independent board chairman.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: Elect Each Director Annually – Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16. ***

RAM TRUST SERVICES

November 8, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of Baxter International Inc (BAX) common stock, CUSIP 071813109, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289